UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

McDONALD’S 401K PLAN

(formerly known as the McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDONALD’S CORPORATION

PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS

December  31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald’s Corporation

Profit Sharing Administrative Committee

Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of the McDonald’s Corporation Profit Sharing and Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of McDonald’s Corporation Profit Sharing and Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 26, 2017

1.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016

(Amounts in thousands)

	Participant-	ESOP
	Directed Investments	Allocated Account	Unallocated Account	Total 2016
ASSETS
Investments, at fair value
US Treasury Securities	$18,927	$—	$—	$18,927
Mortgage backed securities	23,184	—	—	23,184
Corporate bonds	12,150	—	—	12,150
Mutual funds	242,101	—	—	242,101
American depository receipts and common stock other than McDonald’s Corporation common stock	213,909	—	—	213,909
McDonald’s Corporation common stock	869,782	339,362	33,757	1,242,901
Collective funds	923,188	4,724	509	928,421

Total investments, at fair value	2,303,241	344,086	34,266	2,681,593
Investments, at contract value	452,319	—	—	452,319

Total investments	2,755,560	344,086	34,266	3,133,912

Receivables
Company contributions	14	—	—	14
Accrued income	968	3	—	971
Pending trades due from brokers	581	—	—	581
Other receivables	68	6	—	74
Interfund receivables	17	(17)	—	—
Participant loans	28,499	—	—	28,499

Total receivables	30,147	(8)	—	30,139

Total assets	2,785,707	344,078	34,266	3,164,051

LIABILITIES
Management expenses payable	587	2	—	589
Pending trades due to brokers	4,412	—	—	4,412
Accrued interest expense	—	—	168	168
Notes payable	—	—	5,142	5,142
Other liabilities	2,120	—	—	2,120

Total liabilities	7,119	2	5,310	12,431

NET ASSETS AVAILABLE FOR BENEFITS	$2,778,588	$344,076	$28,956	$3,151,620

See accompanying notes to financial statements.

2.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015

(Amounts in thousands)

	Participant-	ESOP
	Directed Investments	Allocated Account	Unallocated Account	Total 2015
ASSETS
Investments, at fair value
Cash	$2	$—	$—	$2
US Treasury Securities	20,978	—	—	20,978
Mortgage backed securities	24,985	—	—	24,985
Corporate bonds	11,104	—	—	11,104
Mutual funds	227,659	—	—	227,659
American depository receipts and common stock other than McDonald’s Corporation common stock	307,420	—	—	307,420
McDonald’s Corporation common stock	885,135	351,711	60,111	1,296,957
Collective funds	824,749	5,691	970	831,410

Total investments, at fair value	2,302,032	357,402	61,081	2,720,515
Investments, at contract value	451,928	—	—	451,928

Total investments	2,753,960	357,402	61,081	3,172,443

Receivables
Company contributions	13,548	—	—	13,548
Accrued income	481	—	—	481
Pending trades due from brokers	423	—	—	423
Interfund receivables	148	(148)	—	—
Participant loans	33,311	—	—	33,311

Total receivables	47,911	(148)	—	47,763

Total assets	2,801,871	357,254	61,081	3,220,206

LIABILITIES
Management expenses payable	695	—	—	695
Pending trades due to brokers	5,568	—	—	5,568
Accrued interest expense	—	—	301	301
Notes payable	—	—	9,233	9,233
Other liabilities	2,005	10	—	2,015

Total liabilities	8,268	10	9,534	17,812

NET ASSETS AVAILABLE FOR BENEFITS	$2,793,603	$357,244	$51,547	$3,202,394

See accompanying notes to financial statements.

3.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

(Amounts in thousands)

	Participant-	ESOP
	Directed Investments	Allocated Account	Unallocated Account	Total 2016
Additions to net assets attributed to:
Net appreciation in fair value of investments	$113,194	$10,094	$1,697	$124,985
Interest Income	11,542	—	3	11,545
Dividends	34,029	10,391	1,209	45,629
Revenue Sharing	89	—	—	89
Commission recapture	4	—	—	4

Net investment income	158,858	20,485	2,909	182,252

Contributions
Company	31,476	9,895	3,024	44,395
Participant	52,709	—	—	52,709
Rollovers	2,121	—	—	2,121

Total contributions	86,306	9,895	3,024	99,225

Interfund transfers-in	13,702	—	—	13,702
Participant loan interest income	1,218	—	—	1,218
Other	153	—	—	153

Total net additions	260,237	30,380	5,933	296,550

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	272,044	29,757	—	301,801
Management and administrative expenses	3,112	88	—	3,200
Interfund transfers-out	—	13,702	—	13,702
Interest expense	—	1	473	474
Company matching with profit sharing forfeitures	96	—	—	96
Company matching with ESOP shares	—	—	28,051	28,051

Total deductions	275,252	43,548	28,524	347,324

Net increase/decrease	(15,015)	(13,168)	(22,591)	(50,774)

Net assets available for benefits
Beginning of year	2,793,603	357,244	51,547	3,202,394

End of year	$2,778,588	$344,076	$28,956	$3,151,620

See accompanying notes to financial statements.

4.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) was amended and restated in its entirety as of January 1, 2015. The Plan has been amended two times subsequent to this date, on December 10, 2015 and September 9, 2016.

The Plan is administered by a committee of officers (Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company or McDonald’s). Effective January 1, 2016 Fiduciary Counselors oversees the McDonald’s Common Stock Fund and the McDonald’s ESOP Stock Fund under the Plan. Participants should refer to the Summary Plan Description and Prospectus for a complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. The term “Company” includes McDonald’s Corporation and all participating employers in describing eligibility and contributions below.

Restaurant management employees and staff employees (including part-time staff employees) are eligible to make 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. All other employees are eligible to make 401(k) contributions after one year of eligibility service as defined by the Plan document. Restaurant management employees, who are not contributing to the Plan, are enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21. Matching contributions are provided to eligible employees after one year of eligibility service as defined by the Plan document.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Highly compensated employees under IRS rules are not able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits, and in addition, may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a: Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan or Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, International Stock Index Fund, Real Estate Securities Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. No more than 20% of a participant’s future 401(k) contributions may be invested in the McDonald’s Common Stock Fund.

The Company matches (after one year of eligibility service and attainment of age 21) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. ESOP shares, to the extent available, are used to make matching contributions.

(Continued)

5.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 1 - DESCRIPTION OF PLAN (Continued)

A discretionary profit-sharing match may be contributed at the option of the Compensation Committee of the Board of Directors of the Company (the Board). For the year ended December 31, 2015, the Board approved a 2% discretionary profit sharing match to the Plan. The discretionary match was contributed after the end of the year, and allocated to participants eligible to share in matching contributions based on participant 401(k) contributions up to 1% of eligible compensation. For 2016, there was no discretionary match.

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. A participant may change how his/her existing account balance is invested at any time, but a participant may not transfer any amount into and out of the same fund more than two times within any rolling 90-day period. Participants are always able to transfer out of any fund into the Stable Value Fund even if they exceed this limit. For participants who are automatically enrolled, all contributions to the plan, both participant and company contributions, are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock. The Preferred shares were redeemed by the Company for Common Stock in 1992 and 1995. In April 1991, the leveraged ESOP borrowed $100 million to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock, which were redeemed by the Company for Common Stock in 1995.

The Company is required to make sufficient cash contributions to the Plan to pay the principal and interest on the loans. Released ESOP shares are used to make matching Company allocations. The ESOP shares allocated to participant accounts are held by The Northern Trust Company (Northern Trust), the trustee of the Plan (Trustee). The unallocated ESOP shares are also held at Northern Trust as collateral for loans from the Company to the Plan. Unallocated ESOP dividends are invested in an interest-bearing account until the note payment is due. In 1999, the Leveraged ESOP loans were refinanced as discussed in Note 5, so that the last loan payment and allocation of ESOP Common Stock will occur in 2018.

During 2016, 231,479 shares were released from the unallocated ESOP shares with a fair value of approximately $28,051,000.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: All participants can elect to fully diversify all accounts in the Plan.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions.

(Continued)

6.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Qualified Domestic Relations Orders (QDROs): QDROs received on or after January 1, 2016 will undergo a QDRO review and will be charged a processing fee of $550 for each QDRO. The $550 fee will be subtracted from the divorced participant’s account unless the QDRO states the fee is to be split between the participant and the alternate payee.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the balance in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1⁄2 unless an earlier distribution is elected.

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company contribution.

In-Service Withdrawals: Participants 59 1⁄2 or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. Participants may also withdraw up to 100% of their ESOP, Profit Sharing, Investment Savings, Stock Sharing, and Rollover accounts at any time.

Pass Through Dividend Election: Participants may choose whether dividends earned on shares of McDonald’s common stock will be paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Voting: Participants may direct the Trustee to vote shares of McDonald’s stock credited to their accounts as well as those shares not voted by other participants and unallocated shares held in the ESOP feature of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

7.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation: Other than fully benefit-responsive investment contracts which are valued at contract value, the Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•	Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

Cash: Interest Bearing Cash held at Northern Trust is valued at quoted market prices (level 1 inputs).

U.S. Treasury securities: Fair values of U.S. Treasury bonds reflect the closing price reported in the active market in which the security is traded (level 1 inputs).

Mortgage-backed securities: Mortgage-backed securities (MBS) are types of asset-backed securities that are secured by a mortgage, or more commonly a collection (“pool”) of mortgages. The mortgages are sold to a group of individuals (a government agency or investment bank) that “securitizes”, or packages, the loans together into a security that can be sold to investors. The mortgages of MBS may be residential or commercial, depending on whether it is an Agency MBS or a Non-Agency MBS. The structure of an MBS may be known as “pass-through”, where the interest and principal payments from the borrower or homebuyer pass through it to the MBS holder, or it may be more complex, made up of a pool of other MBSs. Other types of MBS include collateralized mortgage obligations (CMO’s, often structured as real estate mortgage investment conduits) and collateralized debt obligations (CDOs). These are classified within level 2 of the fair value hierarchy. Fair value is estimated based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral.

(Continued)

8.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Corporate bonds: Corporate bonds are debt securities issued by corporations and sold to investors and are valued using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are categorized within level 2 of the fair value hierarchy.

Mutual funds: The fair values of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (level 1 inputs). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

American Depository Receipts, Common Stocks including McDonald’s common stock: The fair values of American Depository Receipts (ADR) and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding short term investments for principal preservation, diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

(Continued)

9.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis as of December 31, 2016 and 2015 are summarized below (amounts in thousands):

	Assets at Fair Value as of December 31, 2016
	(Level 1)	(Level 2)	(Level 3)	Total
Investment Type
US Treasury Securities	$18,927	$—	$—	$18,927
Mortgage backed securities	—	23,184	—	23,184
Corporate bonds	—	12,150	—	12,150
Mutual Funds	242,101	—	—	242,101
ADR & Common stock, other than McDonald’s Corp.	213,909	—	—	213,909
McDonald’s Corp common stock	1,242,901	—	—	1,242,901

Total assets in the fair value hierarchy	1,717,838	35,334	—	1,753,172

Investments measured at net asset value (a)
Collective Trusts	—	—	—	928,421

Investments at fair value	$1,717,838	$35,334	$—	$2,681,593

	Assets at Fair Value as of December 31, 2015
	(Level 1)	(Level 2)	(Level 3)	Total
Investment Type
Cash	$2	$—	$—	$2
US Treasury securities	20,978	—	—	20,978
Mortgage backed securities	—	24,985	—	24,985
Corporate bonds	—	11,104	—	11,104
Mutual Funds	227,659	—	—	227,659
ADR & Common stock, other than McDonald’s Corp	307,420	—	—	307,420
McDonald’s Corp common stock	1,296,957	—	—	1,296,957

Total assets in the fair value hierarchy	1,853,016	36,089	—	1,889,105

Investments measured at net asset value (a)
Collective Trusts	—	—	—	831,410

Investments at fair value	$1,853,016	$36,089	$—	$2,720,515

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(Continued)

10.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Fair Value of Long-Term Debt: The fair value of the Plan’s long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities (level 2). As of December 31, 2016, the estimated fair value and carrying value of the Plan’s long-term debt was $5,554,000 and $5,142,000 respectively. As of December 31, 2015, the estimated fair value and carrying value of the Plan’s long-term debt was $10,145,000 and $9,233,000, respectively.

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the fair value of shares of McDonald’s common stock purchased through the ESOP which have not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the fair value of the shares as they are allocated to participants as Company matching contributions.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS

The Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Stable Value Fund holds synthetic guaranteed investment contracts, with collective funds, US treasuries, mortgage backed securities, corporate bonds and short-term investments as underlying investments. These synthetic investment contracts are included in the financial statements at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The wrapper contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

The nonparticipant directed net assets of the Plan and changes therein consist of those reflected in the financial statements as “ESOP – Unallocated Account.”

(Continued)

11.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 5 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP refinanced the outstanding debt for 19 years with a final maturity of July 15, 2018. The remaining outstanding ESOP Notes are loans directly between the ESOP and the Company. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

The ESOP debt is collateralized by unallocated shares of McDonald’s common stock, valued at $33,757,320 at December 31, 2016. The Company has no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the Company.

Following are maturities of the ESOP debt for each of the next two years (amounts in thousands):

	Series A	Series B
	Notes	Notes	Total
2017	$1,962	$988	$2,950
2018	1,458	734	2,192

Total over remaining life of notes	$3,420	$1,722	$5,142

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the McDonald’s Corporation has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 7 - ADMINISTRATIVE FEES

The investment management and advisory fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds is returned to participants invested in those funds. Administrative fees associated with the Plan are paid by the Company.

NOTE 8 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 24, 2013, that the Plan and related trust are designed, including amendments adopted through October 18, 2012, in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated, effective January 1, 2015, plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they continue to believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

(Continued)

12.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 8 - INCOME TAX STATUS (Continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

NOTE 9 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2016, the Plan received $38,650,233 in common stock dividends from the Company. The Leveraged ESOP loan discussed in Note 5, is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2016, fees totaling $3,200,000 were paid by the Plan to the managers of the investments held in the Plan and an advisor to Plan participants. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments issued by Northern Trust, therefore these transactions qualify as party-in-interest. The Plan holds investments issued by various investment managers of the Plan; these qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company stock.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

13.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 11 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to net assets per the Form 5500 (amounts in thousands):

	2016	2015
Net assets available for benefits per the financial statements	$3,151,620	$3,202,394
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(3,896)	(3,569)

Net assets per the Form 5500	$3,147,724	$3,198,825

Following is a reconciliation of the increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31, 2016, to the net income per the Form 5500 (amounts in thousands):

Decrease in net assets available for benefits per the financial statements	$(50,774)
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2016	(327)

Net income per the Form 5500	$(51,101)

NOTE 12 - SUBSEQUENT EVENTS

Effective January 1, 2017, the Plan has been amended and restated in its entirety. The Plan has been renamed the McDonald’s 401k Plan.

Effective January 1, 2017, the Company match will be $1 for every $1 contributed up to a maximum of 6% of eligible compensation and a true-up Company match calculation will be performed at the end of each calendar year.

Effective January 1, 2017, five new investment options were added as follows; Growth Fund, Income Fund, Inflation Strategy Fund, Small & Mid Cap Equity Index Fund, and Bond Index Fund.

Effective January 13, 2017, eight investment options were eliminated as follows; Diversified Stock Fund, Aggressive Stock Fund, International Stock Fund, Real Estate Securities Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, and Small Company Index Fund.

Effective January 13, 2017 through January 18, 2017 a blackout period was in effect as the Plan transitioned to the new investment options.

(Continued)

14.

MCDONALD’S CORPORATION, EIN 36-2361282

MCDONALD’S CORPORATION PROFIT SHARING and SAVINGS PLAN, PLAN NUMBER 001

PLAN YEAR END DECEMBER 31, 2016

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR

	(b)(c)	(d)	(e)
(a)	IDENTITY OF ISSUER/DESCRIPTION	COST**	MARKET VALUE
	CORPORATE COMMON STOCKS & AMERICAN DEPOSITORY RECEIPTS
	8X8 INC NEW COM		49,392.20
	ABBOTT LAB COM		3,312,094.30
	ACACIA COMMUNICATIONS INC COM		58,539.00
	ACLARIS THERAPEUTICS INC COM		115,290.72
	ADIDAS AG		1,460,323.05
	ADOBE SYS INC COM		1,998,156.55
	ADR ALIBABA GROUP HOLDING LTD SPONSORED ADS		2,540,606.73
	ADR GRUPO TELEVISA SA DE CV SPONSORED ADR REPSTG ORD PARTN SPONS ADR		543,557.80
	ADR INDUSTRIA DE DISENO TEXTIL INDITEX SA ADR ADR		1,902,065.48
	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS		3,388,250.85
	ADR SILICON MOTION TECHNOLOGY CORP SPONSORED ADR REPSTG SHS		93,965.76
	ADR TENCENT HLDGS LTD ADR		2,467,000.76
	ADR TOTAL SA		2,239,621.80
	ADR VODAFONE GROUP PLC NEW SPONSORED ADRNO PAR		856,002.77
	ADVANSIX INC COM		41,291.10
	AEGEAN MARINE PETROLEUM NETWORK INC COM STK USD0.01		53,033.75
	AEGION CORP 10		2,066,805.90
	AFFILIATED MANAGERS GROUP INC COM STK		1,001,117.00
	AGCO CORP COM		1,754,546.64
	AIR TRANS SVCS GROUP INC COM STK		82,736.64
	AIRGAIN INC COM		44,164.80
	ALBEMARLE CORP COM		592,574.72
	ALEXION PHARMACEUTICALS INC COM		1,245,155.95
	ALLERGAN PLC. COM STK		3,175,141.19
	ALPHABET INC CAP STK CL A CAP STK CL A		2,527,123.05
	ALPHABET INC CAP STK CL C CAP STK CL C		5,456,767.40
	AMAZON COM INC COM		4,917,647.46
	AMERICAN EXPRESS CO		2,764,665.60
	AMERICAN TOWER CORP		1,631,699.20
	APPLE INC COM STK		8,189,863.84
	AQUAVENTURE HOLDINGS LTD COM NPV		80,899.94
	ARGAN INC COM		67,798.55
	ARRAY BIOPHARMA INC COM		47,896.71
	ASTEC INDS INC COM		81,626.60
	AUTOBYTEL INC COM NEW		51,217.60
	AXOGEN INC COM USD0.01		70,029.00
	BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010		530,258.84
	BIOTELEMETRY INC COM		51,248.55
	BLUEPRINT MEDICINES CORP COM		167,823.15
	BOEING CO COM		1,949,736.32
	BOOT BARN HLDGS INC COM		63,175.92
	BOVIE MED CORP COM STK		26,756.27
	BRINKS CO COM		2,098,593.75
	BRISTOL MYERS SQUIBB CO COM		1,555,263.72
	CALAVO GROWERS INC COM		42,488.80
	CALLON PETE CO DEL COM		87,578.26
	CARDIOVASCULAR SYS INC DEL COM		108,049.23
	CARROLS RESTAURANT GROUP INC COM		74,130.25
	CASELLA WASTE SYS INC CL A COM STK		49,466.26

15.

CELGENE CORP COM	2,187,327.75
CENTENE CORP DEL COM	1,904,217.47
CEVA INC COM	60,356.45
CHARTER COMMUNICATIONS INC NEW CL A CL A	2,813,554.24
CHICAGO BRDG & IRON CO N V COM NV	1,807,019.50
CITIGROUP INC COM NEW COM NEW	2,699,013.45
COGNIZANT TECH SOLUTIONS CORP CL A	1,197,921.40
COMCAST CORP NEW-CL A	2,072,881.00
CONCHO RES INC COM STK	897,967.20
CONSTELLATION BRANDS INC CL A CL A	460,849.86
CONVENANT TRANSN GROUP INC CL A	27,462.80
COSTCO WHOLESALE CORP NEW COM	1,418,414.49
COWEN GROUP INC NEW CL A NEW CL A NEW	70,556.00
CRANE CO COM	443,898.60
CRH MED CORP CRH MED CORP COM NPV	44,215.50
CRYOLIFE INC COM	113,214.80
CVS HEALTH CORP COM	939,818.10
CYBEROPTICS CORP COM	49,329.00
DARLING INGREDIENTS INC COMSTK	2,051,037.52
DEL TACO RESTAURANTS INC NEW COM USD 0.0001	105,645.84
DENNYS CORP COM	53,347.14
DIEBOLD NIXDORF INC COM STK	1,835,346.40
DISCOVERY COMMUNICATIONS INC NEW COM SERC COM SER C	1,280,619.60
DISH NETWORK CORP CL A COM STK	1,503,862.80
DOUGLAS DYNAMICS INC COM	57,339.60
EARTHSTONE ENERGY INC COM NEW COM NEW	44,119.14
ENERGOUS CORP COM USD0.001	46,169.00
ENVISION HEALTHCARE CORP COM	1,928,509.59
EOG RESOURCES INC COM	846,813.60
EVERSPIN TECHNOLOGIES INC COM	44,276.89
EXPEDIA INC DEL COM NEW	434,655.36
FABRINET COM USD0.01	63,432.20
FACEBOOK INC CL A CL A	3,290,775.15
FAIRMOUNT SANTROL HLDGS INC COMMON STOCK	104,541.93
FIVE9 INC COM	65,600.37
FLEXION THERAPEUTICS INC COM	51,696.36
FMR BROS CO DEL	59,931.10
FOAMIX PHARMACEUTICALS LTD COM ILS0.16	127,838.70
FOX FACTORY HLDG CORP COM	133,116.75
FRANCESCAS HLDGS CORP COM M STOCK	45,309.39
FRANKLIN FINL NETWORK INC COM	97,719.75
GIBRALTAR INDS INC COM	138,278.00
GIGAMON INC COM	108,910.05
GILEAD SCIENCES INC	728,989.80
GOLDMAN SACHS GROUP INC COM	1,835,623.70
GTT COMMUNICATIONS INC COM	223,761.25
H & E EQUIP SVCS INC COM	105,462.00
HALLIBURTON CO COM	448,460.19
HEALTH INS INNOVATIONS INC COM CL A COM CL A	48,462.75
HERSHA HOSPITALITY TR PRIORITY SHS BEN INT CL A NEW PRTY SHS BEN INT CL A NEW	95,954.50
HESKA CORP COM RESTRICTED NEW STOCK	107,543.20
HILL ROM HLDGS INC COM STK	2,132,646.32
HOME DEPOT INC COM	1,296,955.84
HONEYWELL INTL INC COM STK	3,000,515.00
HORIZON GLOBAL CORP COM	108,048.00
HUDSON TECHNOLOGIES INC COM STK	64,640.70
ICHOR HOLDINGS LTD COM USD0.0001	89,340.74

16.

	ILLUMINA INC COM	602,684.28
	IMPINJ INC COM	251,126.04
	INOGEN INC COM	138,034.35
	INPHI CORP COM	132,699.88
	INSTEEL INDS INC COM	39,952.44
	INTEL CORP COM	2,145,370.50
	INTERCONTINENTAL EXCHANGE INC COM	2,753,296.00
	INTRAWEST RESORTS HLDGS INC COM	75,630.45
	IRHYTHM TECHNOLOGIES INC COM	54,390.00
	JOHNSON CTLS INTL PLC COM USD0.01	1,009,731.66
	JONES ENERGY INC COM CL A COM CL A	76,560.00
*	JPMORGAN CHASE & CO COM	1,081,558.86
	KEYW HLDG CORP COM STK	44,141.76
	KOPPERS HLDGS INC COM	1,987,152.70
	KORNIT DIGITAL LTD COMMON STOCK	42,390.15
	KRATOS DEFENSE & SECURITY SOLUTIONS INC	59,962.20
	LAB CORP AMER HLDGS COM NEW	2,452,058.00
	LEMAITRE VASCULAR INC COM STK	188,833.68
	LIBERTY MEDIA CORP DEL COM SER C SIRIUSXM GROUP COM SER C SIRIUSXM GROUP	1,252,326.40
	LIVE OAK BANCSHARES INC COM	82,325.00
	LOWES COS INC COM	1,938,731.20
	LOXO ONCOLOGY INC COM	165,103.22
	LYDALL INC COM	80,652.40
	M & T BK CORP COM	2,150,912.50
	MAMMOTH ENERGY SVCS INC COM	64,083.20
	MARINEMAX INC COM	62,345.70
	MARRIOTT INTL INC NEW COM STK CL A	1,905,774.00
	MASTERCARD INC CL A	2,671,800.25
	MCBC HLDGS INC COM	56,439.18
	MCKESSON CORP	1,693,827.00
	MEDTRONIC PLC COMMON STOCK STOCK	1,394,754.63
	MERCURY SYSTEMS INC	97,429.28
	META FINL GROUP INC COM	28,091.70
	MGP INGREDIENTS INC NEW COM	103,808.46
	MICROSOFT CORP COM	3,066,360.44
	MIDDLEBY CORP COM	446,970.70
	MIMECAST LIMITED MIMECAST LTD	84,756.50
	MOBILEYE NV EUR0.01	435,864.08
	MODINE MFG CO COM STK	21,217.60
	MOLSON COORS BREWING CO CL B CL B	2,135,954.50
	MONSTER BEVERAGE CORP NEW COM	807,963.48
	MORGAN STANLEY COM STK USD0.01	732,192.50
	MYOKARDIA INC COM	57,394.40
	NANOSTRING TECHNOLOGIES INC COM	88,553.30
	NATERA INC COM	140,906.43
	NEOGENOMICS INC COM NEW COM NEW	180,681.31
	NETFLIX INC COM STK	1,899,339.60
	NEWELL BRANDS INC COM	1,002,839.00
	NIKE INC CL B	1,067,480.83
	NORDSON CORP COM	1,559,960.10
	NOVAN INC COM	89,328.12
	NUTRI SYS INC NEW COM	138,842.55
	NVIDIA CORP COM	2,412,110.52
	NV5 GLOBAL INC COMMON STOCK	36,773.40
	NXP SEMICONDUCTORS N V COM STK	2,587,954.05
	O REILLY AUTOMOTIVE INC NEW COM USD0.01	1,619,510.97
	OCLARO INC COM NEW	212,123.95

17.

OGE ENERGY CORP COM	1,878,384.75
OMNICOM GROUP INC COM	2,109,876.90
ORACLE CORP COM	2,506,940.00
ORBOTECH LTD SH COM	124,886.58
OTONOMY INC COM	49,751.10
PAC PREMIER BANCORP COM	93,288.65
PALO ALTO NETWORKS INC COM USD0.0001	687,524.90
PARKER-HANNIFIN CORP COM	870,100.00
PATRICK INDS INC COM	176,253.00
PDF SOLUTIONS INC COM	76,173.90
PFD BK L A CAL COM	74,279.14
PIER 1 IMPORTS INC COM	47,636.12
PIPER JAFFRAY COS COM	45,965.00
POLARIS INDS INC COM	1,856,576.26
PPG IND INC COM	2,623,904.40
PRIMO WTR CORP COM	88,280.92
PROOFPOINT INC COM	46,699.65
QUALCOMM INC COM	1,734,320.00
QUANTENNA COMMUNICATIONS INC COM	79,228.10
QUOTIENT TECHNOLOGY INC COM	69,251.50
Q2 HLDGS INC COM	132,363.80
RED HAT INC COM	1,253,763.60
REGENERON PHARMACEUTICALS INC COM	911,851.56
RESOLUTE ENERGY CORP COM NEW COM NEW	64,668.30
RING ENERGY INC COM	81,473.28
RUTHS HOSPITALITY GROUP INC	43,462.50
S&P GLOBAL INC COM	863,116.04
SALESFORCE COM INC COM STK	1,628,800.32
SANDERSON FARMS INC COM	1,856,622.24
SCHLUMBERGER LTD COM COM	422,604.30
SCHWAB CHARLES CORP COM NEW	651,649.70
SENSATA TECHNOLOGIES HLDG NV	1,260,422.00
SHIRE PLC ADR	1,507,863.00
SITEONE LANDSCAPE SUPPLY INC COM	56,540.44
SODASTREAM INTERNATIONAL LTD COM STK	56,797.33
SPARTAN MTRS INC COM	44,353.75
SPLUNK INC COMSTK COM USD0.001	730,217.40
STARBUCKS CORP COM	1,685,087.52
STRAYER ED INC COM	58,456.75
SUNESIS PHARMACEUTICALS INC COM PAR$.0001 COM PAR$.0001	20,243.04
SYNERGY PHARMACEUTICALS INC FLA COM NEW	29,292.90
TABULA RASA HEALTHCARE INC COM	17,706.36
TACTILE SYS TECHNOLOGY INC COM	76,339.32
TENNECO INC	1,769,337.81
TESLA MTRS INC COM	839,801.70
THE PRICELINE GROUP INC	1,713,824.14
THOR INDS INC COM STK	1,964,081.55
TILLYS INC CL A	56,532.34
TIME WARNER INC USD0.01	1,167,433.82
TIMKEN CO COM	1,780,545.00
TJX COS INC COM NEW	1,042,804.40
TPI COMPOSITES INC COM	63,903.36
TRINITY IND INC COM	1,915,606.56
TRISTATE CAP HLDGS INC COM	64,244.70
TWENTY-FIRST CENTURY FOX INC CL A	1,582,858.00
U S CONCRETE INC COMMON STOCK	95,171.50
U S PHYSICAL THERAPY COM	60,091.20
U S SILICA HLDGS INC	65,862.16

18.

	ULTA SALON COSMETICS & FRAGRANCE INC COMSTK		377,311.20
	UNIQUE FABRICATING INC COM		50,924.80
	UNITED TECHNOLOGIES CORP COM		2,927,950.20
	VERITEX HLDGS INC COM		24,119.13
	VERTEX PHARMACEUTICALS INC COM		324,369.01
	VISA INC COM CL A STK		4,611,372.10
	WALT DISNEY CO		505,362.78
	WELLS FARGO & CO NEW COM STK		3,179,847.00
	WHIRLPOOL CORP COM		2,355,739.20
	WINGSTOP INC COM		84,361.09
	WINNEBAGO INDS INC COM		102,925.80
	WORKDAY INC CL A COM USD0.001		796,913.22
	XCEL BRANDS INC COM NEW		19,505.20
	XENCOR INC COM		88,277.28
	YRC WORLDWIDE INC COM USD0.01 (POST REV SPLIT)		40,304.80
	ZUMIEZ INC COM		48,812.90

	TOTAL CORPORATE COMMON STOCKS (other than employer securities) & AMERICAN DEPOSITORY RECEIPTS		213,908,819.23

	McDONALD’S CORPORATION COMMON STOCK
*	MC DONALDS CORP COM		339,361,689.44
*	MC DONALDS CORP COM	4,357,368.13	33,757,094.48
*	MC DONALDS CORP COM		869,782,515.80

	TOTAL McDONALD’S CORPORATION COMMON STOCK		1,242,901,299.72

	INTEREST IN REGISTERED INVESTMENT CO.
*	MFO AMERICAN BEACON FDS HOLLAND LARGE CAP GROWTH FD INSTL CL		13,320,928.16
*	MFO ARTISAN MID CAP FD INSTL CL SH		26,120,469.96
*	MFO DFA EMERGING MARKETS VALUE		19,772,107.87
*	MFO NUVEEN INVT FDS INC REAL ESTATE SECSFD CL R6		86,111,107.01
*	MFO PRIMECAP ODYSSEY FDS AGGRESSIVE GROWTH FD		37,382,399.67
*	MFO DODGE & COX INC FD		59,393,796.34

	TOTAL INTEREST IN REGISTERED INVESTMENT CO.		242,100,809.01

	McDONALD’S LOAN ASSETS
*	MCDONALD’S LOAN ASSET		28,499,049.77

	TOTAL McDONALD’S LOAN ASSETS		28,499,049.77

	COLLECTIVE TRUSTS
*	MFO METROPOLITAN WEST FDS FLOATING RATE INCOME FD CL I		572,760.05
*	CF TCW EMERGING MARKET INCOME FOCUS FUNDLP		389,797.34
*	MFO MANULIFE AM TC STRATEGIC FIXED INCOME FUND CLASS 3 RETIREMENT B		85,635,702.64
*	MFO BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND M		234,010,229.56
*	NT COLLECTIVE RUSSELL 2000 INDEX FUND -NON LENDING TIER THREE		46,596,761.47
*	NT COLLECTIVE S&P500 INDEX FUND - DC- NON LENDING - TIER THREE		303,563,955.44
*	NT COLLECTIVE ALL CTY WLD EX-US INVSTBL MKT IDX FD - DC - NONLENDING - TR 3		52,529,474.73
*	MFO MANNING & NAPIER NON US EQUITY CIT - U		38,114,261.45
*	MFO SEI ARTISAN INTL GROWTH FD		39,277,286.72
*	NT COLLECTIVE RUSSELL 2000 INDEX FUND - DC -NON LENDING TIER THREE		92,290,660.23
*	MFO JP MORGAN CHASE BK LIQUIDITY FUND		7,612,393.21
*	JPMCB Intermediate Bond Fund		204,495,921.84
*	Northern Trust Company COLTV SHORT TERM INVT FD		34,462,359.29

	TOTAL COLLECTIVE TRUSTS		1,139,551,563.97

	MORTGAGE BACKED SECURITIES
	ACCESS FDG 2015-1 VAR RT .8867% DUE 07-25-2056		155,855.25
	CITIBANK CR CARD ISSUANCE TR CR CARD NT CL 2013-A2 FLTG RATE 05-26-2020 REG		135,134.19

19.

GS MTG SECS CORP FLTG RT .99111% DUE 03-25-2035	84,665.63
HONDA AUTO 1.04% DUE 04-18-2019	134,677.89
HONDA AUTO 1.27% DUE 04-18-2019	124,959.63
MORGAN STANLEY ABS FLTG RT 1.55111% DUE 12-25-2034	240,012.18
NAVIENT STUDENT LN SER 2014-2 CL A FLTG 03-25-2043	102,775.66
NAVIENT STUDENT LN TR 2014-3 STUDENT LN BACKED NT CL A FLTG RATE 03-25-2083 REG	61,688.95
PVTPL A VOCE CLO LTD / A VOCE CLO LLC SRSECD NT CL A-1B FLTG 144A 07-15-2026	144,882.99
PVTPL DRYDEN 37 SR LN FD SER 2015-37A CL A FLTG RT 04-15-2027 BEO	130,210.08
PVTPL MAGNETITE XII LTD/MAGNETITE XII LLC SER 15-12A CL AR FLTG 144A 04-15-2027	129,935.00
PVTPL NELNET STUD LN TR 2015-2 AB NT CL A-2 144A VAR RT DUE 9-25-42 BEO	209,747.55
PVTPL NELNET STUDENT LN TR SER 2015-3 CL A-2 FLTG 02-26-2046 BEO	259,327.41
PVTPL PHEAA STUDENT LN STUDENT TR 2013-3A CL A FLTG RT DUE 11-25-2042 BEO	185,994.74
RESIDENTIAL ASSET MTG PRODS INC SER 2005-EFC5 CL M1 FLT RT 10-25-2035 BEO	85,196.85
SLC STUD LN TR FLTG RT 1.12344% DUE 12-15-2038	270,284.40
SLC STUD LN TR FLTG RT 1.19206% DUE 08-15-2031	42,371.75
SLC STUDENT LN TR 2006-2 ASSET BKD NT CLA-5 FLTG RATE 09-15-2026 BEO	247,173.61
SLM STUD LN TR FLTG RT SER 2007-6 CL A 10-25-2024	246,766.28
SLM STUDENT LN TR FLTG SER 2013-3 CL A2 05-26-2020 REG	51,858.47
SLM STUDENT LN TR 2008-5 CL B FLT RT 07-25-2029 REG	148,377.78
SLM STUDENT LN TR 2008-9 CL B FLTG RT 10-25-2029 BEO	146,427.45
SLM STUDENT LN TR 2011-2 STUDENT LN BKD NT CL A2 FLTG 03-25-2025	171,298.80
SLM STUDENT LN TR 2012-1 STUDENT LN BKD NTS CL A-2 FLTG 11-25-2020 REG	65,929.47
SLM STUDENT LN TR 2012-3 CL A FLTG RT 12-26-2025 REG	192,176.85
STRUCTURED ASSET SECS CORP 2005-2 LEHMANXS 1-A1 08-25-2035 REG	196,731.29
WACHOVIA STUD LN FLTG RT 1.20789% DUE 04-25-2040	253,551.35
WELLS FARGO HOME FLTG RT 1.77111% DUE 10-25-2034	265,006.70
BAMLL COML MTG FLTG RT 3.5343% DUE 03-10-2037	50,931.55
BBCMS TR 2013-TYSN 3.7562% DUE 09-05-2032	52,328.90
CMO MORGAN STANLEY CAPITAL I 2011-C3 CL A4 4.118 7-15-2021	193,331.70
COMM 2013-300P MTG 4.353 DUE 08-10-2030	54,108.25
CR SUISSE COML MTG FLTG RT 5.526% DUE 01-15-2049	83,047.27
I/O CMO COMM 2016-787S MTG TR COML MTG PASSTHRU CTF CL A 144A 02-10-2036 BEO	51,094.20
PVTPL CMO DBRR SER 2013-EZ3 CL A VAR RT DUE 12-18-2049	14,819.99
PVTPL CMO GS MTG SECS 2012-ALOHACOML MTGPASSTHRU CTF CL A 3.551 4-10-34 BEO	52,257.85
PVTPL CMO RBS COML FDG INC 2013-GSP TR COML MTG PASS THRU CL A VAR 01-13-2032	52,404.10
PVTPL CMO SFAVE COML SER 2015-5AVE CL A-1 3.872% 01-05-2043	54,092.50
PVTPL CMO 225 LIBERTY STR TR 2016-225L CTF CL A 144A 3.597 02-10-2036	51,258.85
FEDERAL HOME LN MTG CORP POOL #G08707 4% 05-01-2046 BEO	262,167.84
FEDERAL HOME LN MTG CORP POOL #G0-8732 3% 11-01-2046 BEO	266,781.26
FEDERAL HOME LN MTG CORP POOL #G0-8741 3% 01-01-2047 BEO	357,844.32
FEDERAL HOME LN MTG CORP POOL #G07848 3.5% 04-01-2044 BEO	414,158.08
FEDERAL HOME LN MTG CORP POOL #G07957 4%01-01-2045 BEO	209,824.01
FEDERAL HOME LN MTG CORP POOL #G08677 4%11-01-2045 BEO	211,356.19
FEDERAL HOME LN MTG CORP POOL #G08698 3.5% 03-01-2046 BEO	238,880.69
FEDERAL HOME LN MTG CORP POOL #G08699 4%03-01-2046 BEO	169,076.70
FEDERAL HOME LN MTG CORP POOL #G08702 3.5% 04-01-2046 BEO	574,226.92

20.

FEDERAL HOME LN MTG CORP POOL #G08710 3%06-01-2046 BEO	76,559.89
FEDERAL HOME LN MTG CORP POOL #G08711 3.5% 06-01-2046 BEO	492,840.09
FEDERAL HOME LN MTG CORP POOL #G08715 3%08-01-2046 BEO	480,710.07
FEDERAL HOME LN MTG CORP POOL #G08716 3.5% 08-01-2046 BEO	422,622.96
FEDERAL HOME LN MTG CORP POOL #G08722 3.5% 09-01-2046 BEO	50,223.29
FEDERAL HOME LN MTG CORP POOL #G08726 3%10-01-2046 BEO	270,603.04
FEDERAL HOME LN MTG CORP POOL #G1-8622 2.5% 12-01-2031 BEO	528,414.16
FEDERAL HOME LN MTG CORP POOL #G1-8626 2.5% 01-01-2032 BEO	75,202.20
FEDERAL HOME LN MTG CORP POOL #G18592 3%03-01-2031 BEO	95,164.46
FEDERAL HOME LN MTG CORP POOL #G60238 3.5% 10-01-2045 BEO	468,191.67
FEDERAL HOME LN MTG CORP POOL #G60344 4%12-01-2045 BEO	470,154.25
FEDERAL NATL MTG ASSN GTD MTG POOL #AL2168 3.5% 06-01-2042 BEO	319,605.27
FEDERAL NATL MTG ASSN GTD MTG POOL #AL6829 2.964% DUE 05-01-2027 BEO	176,647.86
FEDERAL NATL MTG ASSN GTD MTG POOL #AL7092 3% 07-01-2045 BEO	76,378.44
FEDERAL NATL MTG ASSN GTD MTG POOL #AL9027 4% 09-01-2046 BEO	397,934.12
FEDERAL NATL MTG ASSN GTD MTG POOL #AL9472 4% 10-01-2043 BEO	139,542.10
FHLMC GOLD #G07924 3.5% 01-01-2045	426,264.94
FHLMC GOLD G08721 3 09-01-2046	127,029.29
FHLMC GOLD G60023 3.5 04-01-2045	86,763.87
FNMA POOL #AM0827 2.6 DUE 11-01-2022 REG	125,930.50
FNMA POOL #AM2808 2.7% 03-01-2023 BEO	130,585.39
FNMA POOL #AM4125 3.74% 08-01-2023 BEO	116,484.72
FNMA POOL #AM4367 4.12% DUE 09-01-2023 BEO	149,901.78
FNMA POOL #AM6428 3.58% 08-01-2029 BEO	100,490.43
FNMA POOL #AM6430 3.58% DUE 08-01-2029 BEO	100,490.43
FNMA POOL #AN2913 2.61% DUE 11-01-2028 BEO	98,890.68
FNMA POOL #FN0001 3.762% 12-01-2020 BEO	126,176.60
FNMA POOL #FN0009 3.416% DUE 10-01-2020 BEO	96,061.25
FNMA POOL #MA1512 3.5% 07-01-2033 BEO	192,117.67
FNMA POOL #MA1607 3% 10-01-2033 BEO	224,082.05
FNMA POOL #MA2740 2.5% 09-01-2026 BEO	261,874.66
FNMA POOL #MA2830 2.5% 12-01-2031 BEO	184,373.03
FNMA POOL #466919 3.93% DUE 01-01-2021 BEO	198,972.88
FNMA POOL #466960 3.89% DUE 12-01-2020 BEO	148,359.37
FNMA POOL #468551 3.98% DUE 07-01-2021 BEO	160,505.55
FNMA POOL #469024 3.44% DUE 10-01-2021 BEO	138,652.95
FNMA POOL #469621 3.65% 11-01-2021 BEO	175,136.48
FNMA SINGLE FAMILY MORTGAGE 2.5% 15 YEARS SETTLES JANUARY	285,450.87
FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS SETTLES JANUARY	466,339.51
FNMA SINGLE FAMILY MORTGAGE 3% 15 YEARS SETTLES JANUARY	169,318.38
FNMA SINGLE FAMILY MORTGAGE 3% 30 YEARS SETTLES JANUARY	521,542.35
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY	530,911.05
GNMA II JUMBOS 3.5% 30 YEARS SETTLES JAN	285,865.80
GNMA II JUMBOS 3% 30 YEARS SETTLES JANUARY	268,317.80
GNMA POOL #MA4069 3.5% 11-20-2046 BEO	357,972.74
GNMA 3.5% DUE 03-20-2046	184,656.73
GNMAII POOL #MA3597 SER 2046 3.5% DUE 04-20-2046 BEO	181,053.29
GNMAII POOL #MA3736 SER 2046 3.5% DUE 06-20-2046 REG	200,750.07
GNMAII POOL #MA4126 SER 2046 3% DUE 12-20-2046 REG	395,447.52
GOVT NATL MTG ASSO 3.5% MBS 20/05/2046 USD	129,301.08
CMO NCUA GUARANTEED NOTES TRUST SR NT II-A DUE 03-09-2021 REG	172,190.77
FHLMC MULTICLASS TRANCHE 00154 3.511 04-25-2030	112,929.19
FNMA REMIC TR 2015-M2 CL-A3 VAR RATE 12-25-2024	203,168.63
CMO IMPAC CMB TR 2004-7 CL 1-A-1 FLTG RATE DUE 11-25-2034 REG	197,697.42
CMO MORGAN STANLEY MTG LN TR 2004-2AR DUE 01-25-2035 REG	156,514.25
CMO RESIDENTIAL ASSET MTG PRODS INC 2004-SP3 MTG LN ASSET AII FLTG 9-25-2034	141,457.54

21.

	CMO SEQUOIA MTG TR 2003-2 MTG PASSTHRU CTF CL A-1 VAR RATE DUE 06-20-2033 REG	170,710.08
	CMO SEQUOIA MTG TR 2004-1 2004-12 MTG PASSTHRU CTF 1A1 DUE 01-20-2035 REG	166,616.02
	CMO SEQUOIA MTG TR 2004-1 2004-4 CL A FLTG RATE DUE 05-20-2034 REG	229,070.73
	CMO SER 2005-AR9 CL A1A FLT RT DUE 07-25-2045 REG	193,226.92
	CMO STRUCTURED ADJ RATE MTG LN TR DUE 11-25-2034 REG	159,337.43
	CMO STRUCTURED ADJ RATE MTG LN TR SER 2005-16 CL A1 DUE 08-25-2035 REG	163,314.43
	CMO STRUCTURED ASSET SECS CORP SER 2004-10 CL 3A2 DUE 08-25-2034 BEO	175,766.99
	CMO STRUCTURED ASSET SECS CORP 2004-3AC CL A1 DUE 03-25-2034 REG	183,252.11
	CMO WA MUT MTG SECS CORP 2003-AR1 MTG PASSTHRU CTF CL A-5 VAR 03-25-2033BEO	138,584.24
	CMO WAMU MTG PASS-THROUGH SER 05-AR2 CL 1A1A FLTG 01-25-2045	250,905.41
	CMO WAMU MTG PASS-THRU CTFS SER 2005-AR13 CL A-1A1 FLT 10-25-45	185,982.31
	CMO WAMU MTG PASS-THRU CTFS 2005-AR2 CTFCL 2A-2A1 DUE 12-25-2044 REG	205,247.49
	CMO 2005-AR13 MTG PASSTHRU CTF CL A-1A2 DUE 10-25-2045 REG	193,913.33
	CHASE ISSUANCE TR CHASESERIES 2012-10 NTCL A 12-16-2019 REG	200,218.80
	HONDA AUTO 1.01% DUE 10-18-2018	250,765.82
	NAVIENT STUDENT LN SER 2014-2 CL A FLTG 03-25-2043	270,261.83
	NAVIENT STUDENT LN TRUST SER 2014-8 CL A-2 FLTG RATE 04-25-2023	275,293.16
	NISSAN AUTO 1.05% DUE 04-15-2019	279,726.16
	PVTPL NELNET STUD LN TR 2015-2 AB NT CL A-2 144A VAR RT DUE 9-25-42 BEO	321,315.39
	PVTPL NELNET STUDENT LN ASSET BACKED NT CL A FLTG RT 10-27-2036 BEO	225,939.86
	PVTPL NELNET STUDENT LN TR 2014-2A CL A-3 FLT RT 07-27-2037	296,720.96
	SLC STUDENT LN TR 2006-2 ASSET BKD NT CLA-5 FLTG RATE 09-15-2026 BEO	274,637.34
	SLM STUDENT LN TR SER 2005-10 CL A4 FLT RT 10-25-2019 BEO	77,764.25
	SLM STUDENT LN TR SER 2007-3 CL A-4 FLTGRT 01-25-2022	593,554.50
	SLM STUDENT LN TR 2004-3 STUDENT LN BKD NT CL A-5 FLTG 07-25-2023 REG	262,229.42
	SLM STUDENT LN TR 2005-4 20270125 FLT 01-25-2027 REG	278,963.05
	SLM STUDENT LN TR 2006-9 CL A5 FLT RT 01-26-2026 BEO	464,103.46
	SLM STUDENT LN TR 2012-2 STUDENT LN BKD NTS CL A FLTG 01-25-2029 REG	350,138.90
	TOYOTA AUTO .76% DUE 03-15-2018	70,566.26
	2007-11 NT CL A FLTG 12-15-2019 BEO	289,859.93
	CMO CITIGROUP COML MTG TR 2007-C6 CL A-4FLT RT DUE 12-10-2049 BEO	504,335.00
	CMO CITIGROUP COML MTG TR 2014-GC19 CL A-AB 3.552 03-10-2047 REG	550,445.81
*	CMO JPMBB COML MTG SECS TR SER 2014-C21 CLS ASB 3.4282 DUE 08-15-2047 REG	549,669.89
	CMO WFRBS COML MTG TR SER 2013-C18 CL A-3 3.651 12-15-2046	548,669.63
	I/O CMO COMM 2016-787S MTG TR COML MTG PASSTHRU CTF CL A 144A 02-10-2036 BEO	117,516.66
	MORGAN STANLEY BK 3.53% DUE 08-15-2047	543,708.90
	PVTPL CMO AVENTURA MALL TR 2013-AVM COMLCL A VAR RT 12-05-2032	120,836.71
	PVTPL CMO COMM MORTGAGE TRUST SER 2015 3BP CL A 3.178% DUE 02-10-2035 BEO	114,979.07
	PVTPL CMO GS MTG SECS 2012-ALOHACOML MTGPASSTHRU CTF CL A 3.551 4-10-34 BEO	109,741.49
	PVTPL CMO MORGAN STANLEY BK AMER MERRILLLYNCH TR COML MTG 1.863 2-15-46	425,915.59
	PVTPL CMO OBP DEPOSITOR LLC TR 2010 OBP CTF 144A 4.6462 DUE 07-15-2045 BEO	106,341.90

22.

PVTPL CMO 225 LIBERTY STR TR 2016-225L CTF CL A 144A 3.597 02-10-2036	117,895.36
VNDO 2012-6AVE MTG TR SER 2012-6AVE CL A2.9950 144A DUE 11-15-2030	116,060.30
FEDERAL HOME LN MTG CORP POOL #G08681 3.5% 12-01-2045 BEO	262,187.57
FEDERAL HOME LN MTG CORP POOL #G60238 3.5% 10-01-2045 BEO	950,153.72
FEDERAL HOME LN MTG CORP POOL #G60344 4%12-01-2045 BEO	413,735.74
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0151 4.38% DUE 04-01-2021 BEO	471,360.48
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0600 4.302% DUE 07-01-2021 BEO	546,381.59
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0602 4.314% DUE 07-01-2021 BEO	497,112.29
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0705 3.478% DUE 12-01-2020 BEO	112,063.38
FEDERAL NATL MTG ASSN GTD MTG POOL #AL1848 3.016% DUE 04-01-2022 BEO	550,569.52
FEDERAL NATL MTG ASSN GTD MTG POOL #AL2293 4.38% DUE 06-01-2021 BEO	548,100.05
FEDERAL NATL MTG ASSN GTD MTG POOL #AL7092 3% 07-01-2045 BEO	498,706.21
FEDERAL NATL MTG ASSN GTD MTG POOL #AL9549 4% 09-01-2046 BEO	741,804.53
FNMA POOL #AM4522 3.95% 10-01-2024 BEO	224,390.41
FNMA POOL #AM4628 3.69% DUE 11-01-2023 BEO	227,058.49
FNMA POOL #AM5572 3.56% DUE 03-01-2024 BEO	220,241.70
FNMA POOL #AM8507 2.96% DUE 04-01-2027 BEO	271,866.60
FNMA POOL #AN1032 2.86% 03-01-2026 BEO	228,205.54
FNMA POOL #FN0001 3.762% 12-01-2020 BEO	265,872.13
FNMA POOL #FN0003 4.283% DUE 01-01-2021 BEO	474,822.04
FNMA POOL #FN0004 3.619% DUE 12-01-2020 BEO	263,355.04
FNMA POOL #FN0009 3.416% DUE 10-01-2020 BEO	246,417.96
FNMA POOL #MA2740 2.5% 09-01-2026 BEO	543,147.43
FNMA POOL #464916 4.16% DUE 04-01-2020 BEO	183,337.53
FNMA POOL #465738 3.915% DUE 10-01-2020 BEO	276,325.19
FNMA POOL #466216 3.54% DUE 10-01-2020 BEO	225,713.02
FNMA POOL #466411 3.31% DUE 11-01-2020 BEO	276,467.88
FNMA POOL #467144 4.25% DUE 01-01-2021 BEO	220,307.03
FNMA POOL #467626 3.74% DUE 05-01-2018 BEO	201,390.36
FNMA POOL #468043 4.31% DUE 06-01-2021 BEO	219,019.19
FNMA POOL #468477 4.59% 08-01-2026 BEO	217,739.10
FNMA POOL #469217 3.68% DUE 10-01-2021 BEO	219,385.36
FNMA SINGLE FAMILY MORTGAGE 2.5% 15 YEARS SETTLES JANUARY	2,388,773.07
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY	268,083.80
GNMA POOL #MA3033 3% 08-20-2045 BEO	0.01
GNMA POOL #MA3173 3.5% 10-20-2045 BEO	0.01
GNMA POOL #MA3456 4.5% 02-20-2046 BEO	0.01
GNMAII POOL #MA3597 SER 2046 3.5% DUE 04-20-2046 BEO	311,040.28
FHLMC MULTICLASS TRANCHE 00738 05-25-2022	412,376.64
FNMA SER 2012-M11 CL FA FLTG RT DUE 08-25-2019 BEO	448,880.85
FNMA SER 2014-M3 CLASS A2 VAR RT DUE 01-25-2024 REG	547,925.18
FNMA SR 2013-M14 CL A2 VAR RT DUE 10-25-2023	507,931.55
FNMA SR 2014-M4 CL A2 3.34584 03-25-2024	552,043.50
FNMA TRANCHE 00391 11-25-2023	549,819.60
FNMA 2010-M3 CL A3 VAR RT 03-25-2020	662,799.09
EDUCATIONAL FDG SOUTH INC NT CL A-2 FLTGRATE 04-25-2035 REG	313,721.10
PVTPL ACADEMIC LN FDG TR SER 2012-1A CL A1 FLTG RT 144A DUE 12-27-2022	376,475.24
SLC STUDENT LN TR FLTG RT 1.08344% DUE 06-15-2029	1,333,746.56
SLM STUDENT LN TR 2005-6 STUDENT LN-BKD NT CL A6 VAR 10-27-2031 REG	780,132.80
SLM STUDENT LN TR 2008-8 STUDENT LOAN BKD NT CL A-4 FLTG 04-25-2023 REG	1,490,299.49

23.

FED HOME LN MTG CORP GOLD POOL# Q16042 3.5 DUE 3-01-2043	15,203.55
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ1520 4.5% DUE 09-01-2041	1,093,430.80
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ5304 4% 11-01-2041 BEO	298,591.07
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ7689 4% 12-01-2041 BEO	344,151.22
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0071 5% 05-01-2040 BEO	93,227.47
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0215 4.5% 04-01-2041 BEO	315,738.12
FHLMC GOLD G06858 5 11-01-2041	437,899.20
FHLMC GOLD POOL #U9-0772 3.5 01-01-2043	173,260.29
FHLMC GOLD POOL# U91254 4 DUE 04-01-2043	172,161.43
FHLMC GOLD POOL#Q17792 3.5 DUE 05-01-2043	144,663.33
FHLMC GOLD U90503 3.5 11-01-2042	318,745.65
FHLMC GOLD U90903 3.5 02-01-2043	92,156.29
FNMA POOL #AA9204 6% DUE 08-01-2039	235,453.75
FNMA POOL #AA9999 6% DUE 08-01-2039	296,916.07
FNMA POOL #AB2038 4.5% DUE 01-01-2031	817,863.99
FNMA POOL #AC0481 5.5% 09-01-2039 BEO	696,249.13
FNMA POOL #AC2956 6% DUE 09-01-2039	578,972.28
FNMA POOL #AE5471 4.5% 10-01-2040 BEO	910,019.99
FNMA POOL #AQ4555 4% 12-01-2042 BEO	127,623.92
FNMA POOL #AQ8181 3.5% 01-01-2043 BEO	58,923.05
FNMA POOL #AR7503 4% DUE 03-01-2043	790,004.96
FNMA POOL #AS0089 3.5% DUE 08-01-2043 REG	2,182,648.67
FNMA POOL #AT8691 4% DUE 08-01-2043	2,083,423.37
FNMA POOL #AV0639 3.5% 11-01-2028 BEO	264,396.62
FNMA POOL #AV1854 3.5% DUE 12-01-2028	95,818.33
FNMA POOL #AV1872 4% 12-01-2043 BEO	206,390.59
FNMA POOL #AV3959 3.5% 01-01-2029 BEO	98,528.79
FNMA POOL #AV4770 3.5% DUE 12-01-2028	494,944.67
FNMA POOL #MA0596 4% 12-01-2025 BEO	327,996.85
FNMA POOL #MA0913 4.5% 11-01-2031 BEO	1,129,326.25
FNMA POOL #MA0939 4.5% 12-01-2031 BEO	48,196.38
FNMA POOL #MA1283 3.5% 12-01-2042 BEO	1,086,530.80
FNMA POOL #MA1437 3.5% 05-01-2043 BEO	738,313.82
FNMA POOL #254793 5% 07-01-2033 BEO	16,583.34
FNMA POOL #256045 5% DUE 12-01-2025 REG	194,245.65
FNMA POOL #310088 5% DUE 06-01-2038 BEO	91,041.60
FNMA POOL #555743 5% 09-01-2033 BEO	22,871.42
FNMA POOL #836464 ADJ RT DUE 10-01-2035 BEO	88,777.29
FNMA POOL #844052 4.065 11-01-2035 BEO	21,984.02
FNMA POOL #844148 2.516% 11-01-2035 BEO	14,273.89
FNMA POOL #844237 ADJ RT DUE 11-01-2035 BEO	13,174.16
FNMA POOL #844789 2.464% 11-01-2035 BEO	13,976.68
FNMA POOL #849077 5.5% DUE 01-01-2036 REG	564,257.25
FNMA POOL #889117 5% 10-01-2035 BEO	63,250.30
FNMA POOL #915154 5% DUE 04-01-2037 REG	108,785.39
FNMA POOL #924874 7% 10-01-2037 BEO	4,531.26
FNMA POOL #928938 7% 12-01-2037 BEO	5,007.51
FNMA POOL #934648 7% DUE 11-01-2038 BEO	19,594.54
FNMA POOL #955183 7% 11-01-2037 BEO	9,591.94
FNMA POOL #959477 6% 12-01-2037 BEO	111,891.92
FNMA POOL #974156 7% 02-01-2038 BEO	3,969.46
FNMA POOL #983077 5% 05-01-2038 BEO	92,983.52
FNMA POOL #985867 7% DUE 08-01-2038 BEO	2,672.65
FNMA POOL #991549 7% 11-01-2038 BEO	5,261.09
FNMA POOL #995072 5.5% 08-01-2038 BEO	32,619.65
GNMA POOL #AC8757 3.5 DUE 05-15-2043 REG	308,342.21
GNMA POOL #MA1678 4% 02-20-2044 BEO	535,654.17

24.

	GNMA POOL #4617 4.5% 01-20-2040 BEO	444,343.02
	GNMA POOL #4772 5% 08-20-2040 BEO	24,432.71
	GNMA POOL #4871 6% 11-20-2040 BEO	69,569.72
	GNMA POOL #4882 4% 12-20-2040 BEO	1,143,393.82
	GNMA POOL #4928 6% 01-20-2041 BEO	74,178.36
	GNMA POOL #5240 6% 11-20-2041 BEO	48,022.75
	GNMAII POOL #4696 SER 2040 4.5% DUE 05-20-2040 REG	592,138.09
	GNMAII POOL #783368 SER 2041 4.5% DUE 07-20-2041 BEO	168,949.72

	TOTAL MORTGAGE BACKED SECURITIES	75,111,361.30

	CORPORATE BONDS
	ABBVIE INC 3.6% 05-14-2025	173,335.40
	ACTAVIS FDG SCS 4.75% DUE 03-15-2045	127,625.42
	AETNA INC NEW 2.8% DUE 06-15-2023	128,051.17
	AMERN AIRLS 2013-2 4.95 DUE 01-15-2023	170,411.05
	ANHEUSER-BUSCH 3.65% DUE 02-01-2026	98,473.43
	ANHEUSER-BUSCH 4.9% DUE 02-01-2046	92,954.82
	APPLE INC 4.65% DUE 02-23-2046	134,981.13
	AT&T INC 4.75% DUE 05-15-2046	99,479.00
	AT&T INC 4.8% DUE 06-15-2044	51,970.27
	BANK AMER CORP 3.875% DUE 08-01-2025	127,103.88
	BANK AMER CORP 5.65% DUE 05-01-2018	104,776.20
	BAXALTA INC 2.875% DUE 06-23-2020	99,975.00
	BEAR STEARNS COS INC BEAR STEARNS CO 6.410 2 17 6.4% DUE 10-02-2017	207,189.20
	BERKSHIRE HATHAWAY 4.4% DUE 05-15-2042	131,594.25
	BK AMER N A CHARLOTTE N C MEDIUM TERM TRANCHE # TR 00229 5.3 DUE 03-15-2017	302,323.50
	BK AMER N A CHARLOTTE N C MEDIUM TERM TRANCHE # TR 00237 6.1 DUE 06-15-2017	204,066.40
	BOARDWALK 5.2% DUE 06-01-2018	181,185.73
	BURL NORTHN SANTA 4.15% DUE 04-01-2045	40,564.24
	CAP 1 BK USA NATL 1.2% DUE 02-13-2017	124,974.88
	CATHOLIC HLTH 2.95 DUE 11-01-2022	82,698.20
	CELGENE CORP 5% DUE 08-15-2045	77,979.75
	CHARTER 4.464% DUE 07-23-2022	141,079.19
	CITIGROUP INC GLOBAL SUB NT FLTG RATE DUE 08-25-2036 REG	214,599.78
	CITIGROUP INC 6.125% DUE 11-21-2017	212,914.85
	CONTINENTAL AIRLS PASS THRU TR 2007-1A 5.983% DUE 04-19-2023	166,733.20
	DUKE ENERGY IND 3.75% DUE 05-15-2046	94,057.40
	ESSEX PORTFOLIO L 5.5% DUE 03-15-2017	176,397.55
	EXPRESS SCRIPTS 3.4% DUE 03-01-2027	74,952.88
	FARMERS EXCHANGE FLTG RT 5.454% DUE 10-15-2054	146,079.00
	FORD MTR CR CO LLC FLTG RT 1.94928% DUE 01-09-2018	250,735.25
	GEN MTRS FINL CO 4.75 DUE 08-15-2017	50,948.40
	GENERAL ELEC CO 4.5% DUE 03-11-2044	134,184.38
	GILEAD SCIENCES 4.5% DUE 02-01-2045	79,932.72
	GOLDMAN SACHS GROUP INC 5.95 DUE 01-18-2018	234,391.95
	GOLDMAN SACHS 4.75% DUE 10-21-2045	84,451.44
	HCP INC 3.4% DUE 02-01-2025	167,444.03
	HEALTHCARE RLTY TR 5.75% DUE 01-15-2021	137,381.75
	HLTH CARE REIT INC 4.7% DUE 09-15-2017	127,684.63
	ITC HLDGS CORP 3.25% DUE 06-30-2026	121,430.88
*	JPMORGAN CHASE & CO FORMERLY J P MORGAN 6 DUE 01-15-2018 BEO	412,034.38
*	JPMORGAN CHASE & 2.95% DUE 10-01-2026	128,855.88
	KRAFT HEINZ FOODS 4.375% DUE 06-01-2046	94,097.90
	MICROSOFT CORP 3.75% DUE 02-12-2045	70,331.33
	MICROSOFT CORP 4.45% DUE 11-03-2045	53,270.95
	MIDAMERICAN ENERGY 4.8% DUE 09-15-2043	193,579.75
	MORGAN STANLEY FORMERLY MORGAN STANLEY MORGAN STANLEY 5.95 DUE 12-28-2017	312,249.00

25.

	NOBLE ENERGY INC 5.25% DUE 11-15-2043	20,372.28
	NORTHEAST UTILS 3.15% DUE 01-15-2025	98,731.40
	NYU HOSPS CTR 4.784% DUE 07-01-2044	104,266.90
	PVTPL AMGEN INC SR NT 144A 4.663% DUE 06-15-2051/06-14-2016 BEO	56,705.37
	PVTPL DUQUESNE LT HLDGS INC SR NT 144A 6.4% DUE 09-15-2020/09-13-2010 BEO	223,157.40
	PVTPL FIRSTENERGY TRANSMISSION LLC SR NT144A 5.45% DUE 07-15-2044/05-19-2014 BEO	106,156.70
	PVTPL FLORIDA GAS TRANSMISSION CO SR NT 144A 7.9% DUE 05-15-2019 BEO	207,023.33
	PVTPL HBOS PLC MED TRM SUB NTS BK ENTRY TRANCHE # SB 00008 6.75 5-21-2018 BEO	131,812.13
	PVTPL INTL LEASE FIN CORP SR SECD NT 144A 7.125 DUE 09-01-2018/08-20-2010 BEO	107,750.00
	PVTPL KEYSPAN GAS EAST CORP SR NT 144A 2.742% DUE 08-15-2026/08-05-2016 BEO	52,213.54
	PVTPL PROTECTIVE LIFE GLOBAL FDG MEDIUM TERM N 1.722% DUE 04-15-2019 BEO	148,799.85
	PVTPL WEA FIN LLC/WESTFIELD UK & EUROPE FIN NT 144A 2.7 9-17-2019/09-17-2014BEO	202,289.40
	RECKSON OPER 4.5% DUE 12-01-2022	100,996.30
	REGENCY ENERGY 4.5 DUE 11-01-2023	101,472.50
	SANTANDER UK PLC 1.65% DUE 09-29-2017	125,132.50
	SHELL INTERNATIONAL FIN 4.375% DUE 05-11-2045	55,713.74
	SHIRE ACQUISITIONS 1.9% DUE 09-23-2019	98,732.20
	SPCL1 GEN ELEC CAP CORP 5.875% DUE 01-14-2038	94,389.68
	SPECTRA ENERGY 4.5% DUE 03-15-2045	95,085.10
	UBS AG STAMFORD 1.375% DUE 06-01-2017	249,941.50
	UNITEDHEALTH GROUP 4.625% DUE 07-15-2035	87,203.12
	UTD TECHNOLOGIES STEP CPN 1.778% DUE 05-04-2018	150,032.70
	VENTAS REALTY LP 3.5% DUE 02-01-2025	221,518.35
	VENTAS RLTY LTD 3.25% DUE 10-15-2026	71,158.73
	VERIZON COMMUNICATIONS 4.522% 09-15-2048	71,918.40
	VERIZON 4.862% DUE 08-21-2046	126,661.75
	WALGREENS BOOTS FIXED 4.8% DUE 11-18-2044	51,390.45
	WALGREENS BOOTS 3.45% DUE 06-01-2026	78,528.08
	WASTE MGMT INC DEL 6.1% DUE 03-15-2018	131,653.38
	WELLS FARGO & CO 2.5% DUE 03-04-2021	208,443.90
	WELLS FARGO & CO 3% DUE 04-22-2026	66,796.24
	WELLS FARGO BK N A 2.15% DUE 12-06-2019	249,845.00
	WELLTOWER INC 4.25% DUE 04-01-2026	77,744.03
	WILLIAMS PARTNERS 3.6% DUE 03-15-2022	100,529.10
*	MFO METROPOLITAN WEST FUNDS HIGH YIELD BD FD CL I	1,002,984.47
	NEW YORK N Y CITY MUN WTR FIN AUTH WTR &SWR SYS REV 5.44% 06-15-2043 BEO TAXABLE	91,935.00
	NEW YORK N Y TAXABLE-SER D-1-BUILD AMER BDS 5.985% DUE 12-01-2036 REG TAXABLE	75,314.40
	NEW YORK N Y 5.206% 10-01-2031 BEO TAXABLE	74,523.15
	NEW YORK ST DORM AUTH ST PERS INCOME TAXREV 5.427% 03-15-2039 BEO TAXABLE	90,325.50
	UNIVERSITY CALIF REVS 3.931% 05-15-2045 BEO TAXABLE	98,990.00
	ABBOTT LABS 3.75% DUE 11-30-2026	278,065.48
	ABBVIE INC 2.9% DUE 11-06-2022	222,243.53
	ABBVIE INC 3.6% 05-14-2025	173,335.40
	ACTAVIS FDG SCS 1.85% DUE 03-01-2017	100,097.30
	ACTAVIS FDG SCS 3.45% DUE 03-15-2022	101,500.90
	ACTAVIS FUNDING SCS FIXED 3.8% DUE 03-15-2025	215,253.27

26.

AEP TEX CENT CO 3.85% DUE 10-01-2025	205,340.40
AETNA INC NEW 2.8% DUE 06-15-2023	280,727.57
AGL CAP CORP 3.5% DUE 09-15-2021	308,331.90
AMCOR FIN USA INC 3.625% DUE 04-28-2026	244,869.00
AMGEN INC 5.85% DUE 06-01-2017	330,959.20
ANHEUSER-BUSCH 3.65% DUE 02-01-2026	228,417.75
ASTRAZENECA PLC 3.375% DUE 11-16-2025	198,618.40
AT&T INC 3.6% DUE 02-17-2023	403,408.00
AT&T INC 3.8% DUE 03-15-2022	205,027.80
BANK AMER CORP MTN 6% DUE 09-01-2017	617,387.40
BANK AMER CORP 3.875% DUE 08-01-2025	254,207.75
BANK AMER CORP 5.7% DUE 01-24-2022	224,647.60
BANK OF AMER CORP 5.00 DUE 05-13-2021	217,807.60
BAXALTA INC 2.875% DUE 06-23-2020	149,962.50
BAXALTA INC 2% DUE 06-22-2018	200,010.60
BLACK HILLS CORP 3.95% DUE 01-15-2026	178,694.95
BOSTON PPTYS LTD PARTNERSHIP 3.7 15 NOV 2018	154,505.70
CELGENE CORP 2.875% DUE 08-15-2020	101,145.50
CELGENE CORP 3.875% DUE 08-15-2025	177,504.25
CHARTER 4.464% DUE 07-23-2022	313,509.30
CITIGROUP INC 6.125% DUE 11-21-2017	275,231.39
CMO CONTINENTAL AIRLS PASS THRU TRS SER 2000-1 CTF CL A-1 8.048 5-1-22BEO	236,231.44
CONTINENTAL AIRLS PASS THRU TR 2007-1A 5.983% DUE 04-19-2023	208,416.48
DELTA AIR LINES INC DEL PASS THRU TRS SER 2002-1 CL G-1 6.718 01-02-2023 BEO	559,601.02
DEVON ENERGY CORP 3.25% DUE 05-15-2022	124,206.88
DISCOVER BK FIXED 2.6% DUE 11-13-2018	347,991.84
DUKE ENERGY 3.25% DUE 08-15-2025	304,632.90
EL PASO ELEC CO 3.3% DUE 12-15-2022	341,491.50
ENBRIDGE ENERGY 5.875% DUE 10-15-2025	133,790.40
ENTERGY ARK INC 3.05% DUE 06-01-2023	225,833.40
ENTERGY TEX INC 7.125% DUE 02-01-2019	220,098.40
FORD MTR CR CO LLC 3.157% DUE 08-04-2020	231,709.82
GILEAD SCIENCES 3.7% DUE 04-01-2024	307,927.50
GOLDMAN SACHS 2.625% DUE 04-25-2021	273,003.23
GOLDMAN SACHS 3.85% DUE 07-08-2024	290,925.44
GOLDMAN SACHS 6.15% DUE 04-01-2018	631,149.00
GUARDIAN LIFE 2% DUE 04-26-2021	390,113.60
HCP INC 3.4% DUE 02-01-2025	144,480.27
HCP INC 4% DUE 12-01-2022	180,147.28
HEALTHCARE RLTY TR 3.75 DUE 04-15-2023	249,106.00
ITC HLDGS CORP 3.65% DUE 06-15-2024	350,801.85
JERSEY CENT PWR & 4.8% DUE 06-15-2018	335,909.28
KAISER FOUNDATION HOSPITAL 3.5 DUE 04-01-2022 REG	180,590.38
KRAFT HEINZ FOODS 3.95% DUE 07-15-2025	116,499.03
KRAFT HEINZ FOODS 3% DUE 06-01-2026	107,966.26
LIBERTY PPTY LTD 4.125% DUE 06-15-2022	312,461.40
MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00677 6.875% DUE 04-25-2018	212,582.00
MIDAMERICAN ENERGY 3.5% DUE 10-15-2024	232,570.58
MORGAN STANLEY GLOBAL MEDIUM TERM NT SERF 5.625 DUE 09-23-2019	650,376.00
MORGAN STANLEY MORGAN STANLEY 5.55% DUE 04-27-2017/04-27-2007	303,970.50
MORGAN STANLEY 3.875% DUE 01-27-2026	101,010.60
MYLAN N V 3% DUE 12-15-2018	302,169.60
NEXTERA ENERGY CAP 2.056% DUE 09-01-2017	351,541.75
ONCOR ELEC 5.75% DUE 09-30-2020	333,625.80
PIEDMONT OPER 3.4% DUE 06-01-2023	236,252.00

27.

PNC BK NA PITT PA 1.7% DUE 12-07-2018	549,004.50
PRIN LIFE GLOBAL 2.625% DUE 11-19-2020	299,850.30
PROTECTIVE LIFE FLTG RT 1.208% DUE 06-08-2018	400,054.00
PROVID HLTH & SVCS 4.379% DUE 10-01-2023	160,577.25
PUB SVC CO N MEX FIXED 3.85% DUE 08-01-2025	181,415.50
PUB SVC CO N MEX 7.95% DUE 05-15-2018	269,888.00
PUGET ENERGY INC NEW SR SECD NT 6 9-1-2021	223,987.80
PVTPL BROOKLYN UNION GAS CO 3.407% BDS 03-10-2026 USD2000	402,277.20
PVTPL DUQUESNE LT HLDGS INC SR NT 144A 6.4% DUE 09-15-2020/09-13-2010 BEO	390,525.45
PVTPL INTL LEASE FIN CORP SR SECD NT 144A 7.125 DUE 09-01-2018/08-20-2010 BEO	538,750.00
PVTPL METROPOLITAN EDISON CO SR NT 144A 4% DUE 04-15-2025 BEO	161,079.68
PVTPL METROPOLITAN LIFE INS CO SURPLUS NT 144A 7.8% DUE 11-01-2025 REG	314,584.75
PVTPL NATIONWIDE MUT INS CO FLTG RT SURPNT 144A 5.81 12-15-2024/2004 BEO	246,059.75
PVTPL NEW YORK LIFE GLOBAL FDG 1.55% DUE 11-02-2018	299,142.00
PVTPL PRICOA GLOBAL FDG I MEDIUM TERM NTS BOOK 2.55% 11-24-2020	230,045.54
PVTPL PRICOA GLOBAL FUNDING 1 2.2% DUE 06-03-2021	196,443.60
PVTPL RUBY PIPELINE L L C NT 6 DUE 04-01-2022	205,287.20
PVTPL TEXAS EASTN TRANSMISSION LP SR NT 2.8 DUE 10-15-2022	389,342.80
PVTPL WEA FIN LLC/WESTFIELD UK & EUROPE FIN NT 144A 2.7 9-17-2019/09-17-2014BEO	404,578.80
REGENCY ENERGY 4.5 DUE 11-01-2023	304,417.50
REGENCY ENERGY 5% DUE 10-01-2022	105,970.00
ROGERS 6.8% DUE 08-15-2018	215,649.40
SANTANDER UK PLC 1.375% DUE 03-13-2017	250,067.25
SHELL INTERNATIONAL FIN 3.25% 05-11-2025	149,877.00
SOUTHWESTN ELEC 3.55 DUE 02-15-2022	207,328.40
TEVA 2.8% DUE 07-21-2023	269,778.44
TUCSON ELEC PWR CO 3.85 DUE 03-15-2023	176,448.83
TUCSON ELEC PWR CO 5.15 DUE 11-15-2021	327,281.10
U.S AWYS 2011-1 7.125% DUE 10-22-2023	200,105.61
US AWYS PASS THRU TRS 6.85% DUE 07-30-2019	201,816.96
US AWYS PASS THRU 6.25% DUE 04-22-2023	304,243.59
UTD TECHNOLOGIES STEP CPN 1.778% DUE 05-04-2018	225,049.05
VENTAS RLTY LTD PARTNERSHIP 1.25 DUE 04-17-2017	599,721.00
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	552,871.50
WALGREENS BOOTS FIXED 3.8% DUE 11-18-2024	412,198.88
WELLPOINT INC 1.875% DUE 01-15-2018	400,176.00
WELLS FARGO & CO 2.55% DUE 12-07-2020	290,331.47
WELLS FARGO & CO 3% DUE 04-22-2026	147,905.96
WELLS FARGO BK N A SAN FRANCISCO CALIF MTRANCHE # TR 00841 1.65% DUE 01-22-2018	289,992.17
WELLS FARGO BK N A 2.15% DUE 12-06-2019	274,829.50
WILLIAMS PARTNERS 3.35 DUE 08-15-2022	98,440.30
WILLIAMS PARTNERS 3.6% DUE 03-15-2022	125,661.38
ABBOTT LABS 2.35% DUE 11-22-2019	100,117.90
ABBOTT LABS 3.4% DUE 11-30-2023	229,135.43
ABN AMRO BK N V 4.65% DUE 06-04-2018	182,989.44
ACE INA HLDGS INC 2.3% DUE 11-03-2020	49,988.55
ACE INA HLDGS INC 3.35% DUE 05-03-2026	40,516.44
ACTAVIS FDG SCS 3.45% DUE 03-15-2022	111,650.99
ACTAVIS FUNDING SCS FIXED 3.8% DUE 03-15-2025	90,106.02
AETNA INC NEW 2.4% DUE 06-15-2021	79,637.76
AETNA INC NEW 2.8% DUE 06-15-2023	19,700.18
AETNA INC NEW 3.2% DUE 06-15-2026	128,604.97

28.

AGILENT 5% DUE 07-15-2020	345,307.84
ALTRIA GROUP INC 2.85 DUE 08-09-2022 REG	180,220.50
ALTRIA GROUP INC 2.95% DUE 05-02-2023	449,703.00
ALTRIA GROUP INC 9.25% DUE 08-06-2019	117,997.20
AMERN INTL GROUP 6.4% DUE 12-15-2020	318,803.52
ANADARKO PETE CORP 5.55% DUE 03-15-2026	100,733.40
ANHEUSER BUSCH GTD NT 5.375 DUE 01-15-2020	130,883.28
ANHEUSER BUSCH INBEV FIN INC 3.7 DUE 02-01-2024	51,685.40
ANHEUSER BUSCH 2.5% DUE 07-15-2022	275,577.68
ANHEUSER-BUSCH 2.65% DUE 02-01-2021	100,574.50
ANHEUSER-BUSCH 3.3% DUE 02-01-2023	162,837.12
ANHEUSER-BUSCH 3.65% DUE 02-01-2026	233,493.70
APACHE CORP 3.25 DUE 04-15-2022 REG	199,078.96
APPLE INC 2.45% DUE 08-04-2026	65,698.29
AT&T INC 3.4% DUE 05-15-2025	202,402.83
AT&T INC 4.45% DUE 05-15-2021	42,303.00
AT&T INC 5.5% DUE 02-01-2018	155,848.80
BAKER HUGHES INC 3.2 DUE 08-15-2021	32,685.25
BANK AMER CORP BDS 4 04-01-2024	474,415.94
BANK AMER CORP 3.3% DUE 01-11-2023	40,133.60
BANK AMER CORP 3.5% DUE 04-19-2026	128,267.36
BANK AMER CORP 4.1% DUE 07-24-2023	1,023,708.00
BANK AMER CORP 4% DUE 01-22-2025	70,087.92
BANK AMER CORP 5.625% DUE 07-01-2020	32,986.59
BANK OF AMERICA CORP BNDS 4.2 DUE 08-26-2024	193,553.76
BANK OF AMERICA CORP 2.6 DUE 01-15-2019	161,367.68
BARRICK GOLD CORP 4.1% DUE 05-01-2023	215,426.61
BHP BILLITON FIN USA LTD 6.5 DUE 04-01-2019	219,544.80
BHP BILLITON FIN 2.875% DUE 02-24-2022	20,161.82
BHP BILLITON FIN 3.25% DUE 11-21-2021	123,633.60
BNP PARIBAS / BNP US MEDIUM TERM NTS 2.375 DUE 09-14-2017	120,801.24
BNP PARIBAS US MEDIUM TERMTRANCHE # TR 330 2.7 DUE 08-20-2018	293,773.77
BOEING CO SR NT 6 DUE 03-15-2019	283,925.46
BP CAP MKTS P L C 3.119% DUE 05-04-2026	87,900.12
BP CAP MKTS P L C 3.216% DUE 11-28-2023	131,298.57
BP CAP MKTS P L C 3.245 DUE 05-06-2022	51,056.65
BP CAP MKTS P L C 3.506% DUE 03-17-2025	70,669.20
BRIT TELECOM 2.35 DUE 02-14-2019	261,516.32
CELGENE CORP 3.55% DUE 08-15-2022	51,279.50
CELGENE CORP 3.875% DUE 08-15-2025	121,717.20
CHARTER 4.908% DUE 07-23-2025	200,246.70
CITIGROUP INC 3.5% DUE 05-15-2023	398,708.80
CITIGROUP INC 4.3% DUE 11-20-2026	40,365.12
CITIGROUP INC 4.4% DUE 06-10-2025	143,227.00
CITIGROUP INC 5.5% DUE 09-13-2025	934,159.35
CNOOC FIN 2015 U S 3.5% DUE 05-05-2025	505,410.88
COMCAST CORP NEW 2.85% DUE 01-15-2023	199,480.80
COMCAST CORP NEW 3.375 DUE 02-15-2025	50,527.30
COMCAST CORP NEW 5.15% DUE 03-01-2020	251,062.02
CONOCOPHILLIPS 6 DUE 01-15-2020	22,086.76
COOPERATIEVE 4.375% DUE 08-04-2025	256,532.00
COOPERATIEVE 4.625% DUE 12-01-2023	1,578,135.00
CR SUISSE AG FIXED 3.625% DUE 09-09-2024	251,670.25
CVS CAREMARK CORP 4 DUE 12-05-2023	263,411.25
CVS HEALTH CORP 2.8% DUE 07-20-2020	172,482.85
CVS HEALTH CORP 3.875% DUE 07-20-2025	63,959.20
CVS HEALTH CORP 4.125% DUE 05-15-2021	317,434.50
DEUTSCHE BK AG 6% DUE 09-01-2017	348,044.74

29.

	DEVON ENERGY CORP 3.25% DUE 05-15-2022	99,365.50
	DEVON ENERGY CORP 5.85% DUE 12-15-2025	124,975.07
	DIAGEO CAP PLC GTD NT 4.828 DUE 07-15-2020	325,371.30
	DUKE ENERGY CORP 3.55% DUE 09-15-2021	165,622.24
	EATON CORP OHIO 2.75% DUE 11-02-2022	307,034.54
	ECOLAB INC 4.35% DUE 12-08-2021	43,226.32
	ECOPETROL S A 5.375% DUE 06-26-2026	169,150.00
	EL PASO NAT GAS CO 5.95% DUE 04-15-2017	606,744.60
	EOG RES INC 4.15% DUE 01-15-2026	62,789.70
	EXXON MOBIL CORP 3.043% DUE 03-01-2026	149,796.75
	FORD MTR CR CO LLC 8.125% DUE 01-15-2020	784,163.08
	GE CAP INTL FDG CO 2.342% DUE 11-15-2020	1,086,481.50
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	308,240.14
	GEN ELEC CAP CORP 5.3% DUE 02-11-2021	155,268.12
	GEN ELEC CAP CORP 6% DUE 08-07-2019	111,591.37
	GEN MTRS FINL CO 3.7% DUE 05-09-2023	186,957.53
	GEN MTRS FINL CO 3.7% DUE 11-24-2020	81,380.00
	GILEAD SCIENCES 2.05% DUE 04-01-2019	401,277.20
	GILEAD SCIENCES 2.5% DUE 09-01-2023	57,859.26
	GOLDMAN SACHS GROUP INC SR NT 3.625 01-22-2023	459,635.40
	GOLDMAN SACHS GROUP INC 7.5 02-15-2019 MTN1	388,003.35
	GOLDMAN SACHS 2.3% DUE 12-13-2019	409,534.65
	GOLDMAN SACHS 3.5% DUE 11-16-2026	87,928.65
	GOLDMAN SACHS 4.25% DUE 10-21-2025	91,425.69
	GOLDMAN SACHS 4% DUE 03-03-2024	435,715.98
	GOLDMAN SACHS 6 DUE 06-15-2020	1,286,371.56
	HALLIBURTON CO 3.8% DUE 11-15-2025	132,066.61
	HSBC FIN CORP 6.676% DUE 01-15-2021	112,404.10
	HSBC HLDGS PLC 2.95% DUE 05-25-2021	519,802.92
	HSBC HLDGS PLC 3.4% DUE 03-08-2021	355,907.65
	HSBC HLDGS PLC 4.25% DUE 08-18-2025	211,921.08
	HUMANA INC 3.15 DUE 12-01-2022	39,969.72
	HUMANA INC 7.2% DUE 06-15-2018	225,735.93
	INTEL CORP 3.7% DUE 07-29-2025	21,095.10
	INTL LEASE FIN 5.875% DUE 08-15-2022	390,600.00
	KIMBERLY CLARK 6.125% DUE 08-01-2017	144,038.72
	KLA-TENCOR CORP 4.125% DUE 11-01-2021	271,130.60
	KRAFT FOODS GROUP 5.375% DUE 02-10-2020	206,873.06
	KROGER CO 4 DUE 02-01-2024	135,656.30
	LOCKHEED MARTIN 3.35 DUE 09-15-2021	51,634.00
	LOCKHEED MARTIN 3.55% DUE 01-15-2026	81,736.96
	MASTERCARD INC 3.375 DUE 04-01-2024 BEO	185,146.92
*	MCDONALDS CORP 2.75% DUE 12-09-2020	273,009.69
	MEDTRONIC INC 3.125 DUE 03-15-2022 REG	194,123.76
	MERCK & CO INC NEW FIXED 2.75% DUE 02-10-2025	19,637.24
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00677 6.875% DUE 04-25-2018	159,436.50
	MERRILL LYNCH & CO INC SUB NT 5.7% DUE 05-02-2017/05-02-2007	506,813.50
	METLIFE INC FIXED 2.463% DUE 12-15-2017	100,258.00
	METLIFE INC SR NT 4.368% SER D STEP UP 09-15-2023 09-11-2015	484,245.00
	MICROSOFT CORP 2.4% DUE 08-08-2026	179,492.43
	MORGAN STANLEY MORGAN STANLEY 5.55% DUE 04-27-2017/04-27-2007	466,088.10
	NBCUNIVERSAL MEDIA LLC SR NT 4.375 4-1-2021	10,803.19
	NEWELL BRANDS INC 3.15% DUE 04-01-2021	30,530.88
	NEWELL BRANDS INC 3.85% DUE 04-01-2023	103,730.70
	NOBLE ENERGY INC 4.15% DUE 12-15-2021	291,392.36
	OCCIDENTAL PETE 3.125% DUE 02-15-2022	91,989.18

30.

OCCIDENTAL PETE 3.4% DUE 04-15-2026	90,678.96
OCCIDENTAL PETE 3% DUE 02-15-2027	116,109.00
ORACLE CORP 1.2% DUE 10-15-2017	190,045.03
PERRIGO CO PLC 2.3% DUE 11-08-2018	409,455.52
PHILIP MORRIS INTL 5.65% DUE 05-16-2018	400,516.96
PHILLIPS 66 2.95% DUE 05-01-2017	100,557.80
POTASH CORP SASK 4.875% DUE 03-30-2020	31,894.29
PVTPL AVIATION CAP GROUP CORP SR NT 144A6.75% DUE 04-06-2021 BEO	80,850.00
PVTPL HEINZ H J CO 4.875% DUE 02-15-2025	118,665.36
PVTPL HYUNDAI CAP AMER 2.4% DUE 10-30-2018 BEO	220,917.84
PVTPL WRIGLEY WM JR CO NT 2.9 DUE 10-21-2019	508,731.00
RABOBANK NEDERLAND UTREC 3.375 19 JAN 2017	230,209.76
REPUBLIC SVCS INC 3.2% DUE 03-15-2025	158,697.76
REYNOLDS AMERN INC FIXED 4.45% DUE 06-12-2025	200,604.09
REYNOLDS AMERN INC 3.25% DUE 06-12-2020	45,085.22
REYNOLDS AMERN INC 8.125% DUE 06-23-2019	296,617.36
SANTANDER HLDGS 3.45% DUE 08-27-2018	172,573.29
SCHLUMBERGER HLDGS CORP 144A 3.0% 12-21-2020 BEO	296,134.37
SHELL INTERNATIONAL FIN 3.25% 05-11-2025	129,893.40
SHELL INTL FIN B V GTD NT 4.375 DUE 03-25-2020	122,849.56
SHELL INTL FIN B V 2.25% DUE 11-10-2020	329,540.64
SHELL INTL FIN B V 2.875% DUE 05-10-2026	38,671.68
SINOPEC GRP 4.375 DUE 04-10-2024	540,362.16
SYNCHRONY FINANCIAL 3 NTS 08-15-2019 USD1000	121,555.08
THERMO FISHER SCIENTIFIC INC 2.4 DUE 02-01-2019 REG	151,140.30
THERMO FISHER 3.6% DUE 08-15-2021	82,681.04
TIME WARNER CABLE INC 8.25 DUE 04-01-2019 REG	11,237.00
TIME WARNER CABLE 4% DUE 09-01-2021	564,813.15
TIME WARNER INC NEW NT 4.75 DUE 03-29-2021	214,260.20
TOYOTA MTR CR CORP MEDIUM TERM NTS BOOK TRANCHE # TR 00893 1.375 01-10-2018	259,671.10
TYSON FOODS INC 3.9 DUE 08-15-2024	234,322.62
UNITEDHEALTH GROUP 1.625% DUE 03-15-2019	478,157.28
UNITEDHEALTH GROUP 2.875% DUE 03-15-2023	250,858.25
UTD TECHNOLOGIES 4.5% DUE 04-15-2020	64,750.98
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	298,550.61
VERIZON FIXED 3.5% DUE 11-01-2024	69,775.44
VERIZON 2.45% DUE 11-01-2022	19,318.16
VERIZON 2.625% DUE 02-21-2020	259,465.66
VIACOM INC NEW 3.875% DUE 04-01-2024	29,115.66
VISA INC 2.2% DUE 12-14-2020	280,870.52
VISA INC 3.15% DUE 12-14-2025	110,482.46
WAL-MART STORES 4.25% DUE 04-15-2021	216,293.40
WALGREENS BOOTS 3.45% DUE 06-01-2026	147,240.15
WASTE MGMT INC DEL 3.5% DUE 05-15-2024	113,414.29
WELLPOINT INC NT 4.35 DUE 08-15-2020	179,414.60
WELLPOINT INC 3.125% DUE 05-15-2022	80,040.56
WELLPOINT INC 3.7% DUE 08-15-2021	82,714.32
WELLS FARGO & CO NEW MEDIUM TERM SR NTS 1.5 01-16-2018	19,976.04
WELLS FARGO & CO NEW MEDIUM TERM SR 4.125 DUE 08-15-2023	320,762.89
WELLS FARGO & CO TRANCHE # SR 00129 3.45DUE 02-13-2023	140,503.86
WELLS FARGO & CO 3% DUE 10-23-2026	171,431.46
WELLS FARGO & COMPANY 4.6 MTN TRANCHE # SR 00116 DUE 04-01-2021 USD1000	537,270.00
WELLS FARGO BANK NATL ASSOCIATION TRANCHE # SB 00008 6% DUE 11-15-2017	259,448.00
WESTPAC BKG CORP 4.875% DUE 11-19-2019	214,615.80
WYETH 5.45% DUE 04-01-2017	232,371.53

31.

ZOETIS INC 1.875% DUE 02-01-2018	69,999.79

TOTAL CORPORATE BONDS	79,904,633.37

UNITED STATES TREASURIES
UNITED STATES TREAS BDS DTD 11/15/2016 2.875% DUE 11-15-2046 REG	1,819,909.07
UNITED STATES TREAS NTS DTD 1.5% DUE 01-31-2019 REG	522,823.60
UNITED STATES TREAS NTS DTD 10/31/2012 .75% DUE 10-31-2017 REG	3,091,221.59
UNITED STATES TREAS NTS US TREASURY N/B 1.75 11-30-2021 1.75 DUE 11-30-2021 REG	2,883,325.80
UNITED STATES TREAS NTS WI TREASURY NOTE.75% DUE 10-31-2018 REG	431,873.22
UNITED STATES TREAS NTS WI TREASURY NOTE1% DUE 11-30-2018 REG	378,782.86
UNITED STATES TREAS NTS WI TREASURY NOTE2% DUE 11-15-2026 REG	2,342,830.38
UNITED STATES TREAS NTS 1.5% 12-31-2018	1,453,409.90
UNITED STATES TREAS NTS 1% DUE 12-31-2017 REG	720,562.32
UNITED STATES TREASURY 1.25% DUE 10-31-2021 REG	1,924,830.68
UTD STATES TREAS 1.125% DUE 09-30-2021	670,376.15
UTD STATES TREAS 1.5% DUE 01-31-2022	1,295,084.15
UNITED STATES OF AMER TREAS BILLS 04-06-2017 DTD 10/06/2016	44,938.76
TSY INFL IX N/B TREAS BONDS 0.75% 02-15-2045	299,406.96
UNITED STATES TREAS BDS 1.375 02-15-2044 REG	328,227.93
UNITED STATES TREAS INFL NTS 0.375% DTD 07/15/2015 07-15-2025	719,736.54
FFCB TRANCHE 09-18-2017	1,111,024.53
UNITED STATES TREAS NTS DTD 1.5% DUE 01-31-2019 REG	1,095,918.70
UNITED STATES TREAS NTS DTD 10/31/2012 .75% DUE 10-31-2017 REG	14,207,230.44
UNITED STATES TREAS NTS US TREASURY N/B 1.75 11-30-2021 1.75 DUE 11-30-2021 REG	8,540,798.10
UNITED STATES TREAS NTS WI TREASURY NOTE.75% DUE 10-31-2018 REG	1,365,116.50
UNITED STATES TREAS NTS WI TREASURY NOTE2% DUE 11-15-2026 REG	4,801,118.52
UNITED STATES TREAS NTS 1.5% 12-31-2018	5,466,631.70
UNITED STATES TREAS NTS 1% DUE 12-31-2017 REG	10,107,888.10
UNITED STATES TREASURY 1.25% DUE 10-31-2021 REG	6,269,032.92
UTD STATES TREAS 1.5% DUE 01-31-2022	3,010,459.76
UTD STATES TREAS 1.875% DUE 05-31-2022	525,735.09
UNITED STATES OF AMER INFL INDXD TREAS NOTES 0.25% TB 01-15-25 USD1000 A-2025	1,204,373.28
UNITED STATES TREAS INFL NTS 0.375% DTD 07/15/2015 07-15-2025	420,691.08
NEW YORK N Y CITY TRANSITIONAL FIN AUTH REV 5.267% 05-01-2027 BEO TAXABLE	288,965.00
UNITED STATES OF AMER TREAS BILLS 04-06-2017 DTD 10/06/2016	69,904.73
FHLB BD 5.625 06-11-2021	1,155,478.00
FHLMC PREASSIGN 00074 2.375 01-13-2022	935,094.44
FHLMC 1.25 10-02-2019	1,590,641.60
PETROLEOS 3.5% DUE 01-30-2023	716,040.00
TENNESSEE VALLEY AUTH 2011 GLOBAL PWR BDSER A 3.875% DUE 02-15-2021 REG	2,657,759.52
PERU REP BD 6.55 DUE 03-14-2037 BEO	439,425.00
REPUBLIC OF COLOMBIA 5.625 02-26-2044 REG	360,500.00
STATE TREAS REP POLAND NT 5.125% DUE 04-21-2021 REG	403,644.10
STATE TREAS REP POLAND 4 DUE 01-22-2024 REG	439,785.94
UNITED MEXICAN STS MEDIUM TERM BOOK 3.625% 03-15-2022	210,420.00
UNITED STATES TREAS BDS DTD 11/15/2016 2.875% DUE 11-15-2046 REG	550,317.33
UNITED STATES TREAS BDS 2.875 DUE DUE 05-15-2043	2,182,929.48
UNITED STATES TREAS BDS 3.375 05-15-2044REG	10,604.30
UNITED STATES TREAS BDS 3% DUE 05-1 5-2045	424,188.12
UNITED STATES TREAS NTS .875 DUE 04-15-2017 REG	210,219.87
UNITED STATES TREAS NTS .875% DUE 11-15-2017	20,000.78
UNITED STATES TREAS NTS DTD 02/28/2013 .75% DUE 02-28-2018 REG	129,695.28
UNITED STATES TREAS NTS DTD 02/29/2016 1.5% DUE 02-28-2023 REG	4,780,131.09
UNITED STATES TREAS NTS DTD 03/31/2015 1.375% DUE 03-31-2020 REG	9,947.66

32.

	UNITED STATES TREAS NTS DTD 05/31/2013 1% DUE 05-31-2018 REG	379,851.42
	UNITED STATES TREAS NTS DTD 05/31/2014 1.5% DUE 05-31-2019 REG	100,460.90
	UNITED STATES TREAS NTS DTD 05/31/2016 1.375% DUE 05-31-2021 REG	8,654,433.11
	UNITED STATES TREAS NTS DTD 06/30/2015 1.625% DUE 06-30-2020 REG	620,290.78
	UNITED STATES TREAS NTS DTD 07/31/2016 1.25% DUE 07-31-2023 REG	1,534,491.78
	UNITED STATES TREAS NTS DTD 10/31/2012 .75% DUE 10-31-2017 REG	6,254,378.52
	UNITED STATES TREAS NTS WI TREASURY NOTE.75% DUE 10-31-2018 REG	287,915.48
	UNITED STATES TREAS NTS WI TREASURY NOTE2.125% DUE 11-30-2023 REG	4,271,443.70
	UNITED STATES TREAS NTS WI TREASURY NOTE2% DUE 11-15-2026 REG	1,202,685.00
	UNITED STATES TREAS NTS 1.5% BDS 15/08/26 USD1000 1.5% DUE 08-15-2026 REG	551,836.20
	US TREAS NTS DTD 1.625 DUE 03-31-2019 REG	110,872.30
	UTD STATES TREAS .75% DUE 03-15-2017	100,056.60
	UTD STATES TREAS .875% DUE 10-15-2017	70,010.92
	UTD STATES TREAS 1.125% DUE 06-30-2021	2,177,667.00
	UTD STATES TREAS 1.375% DUE 01-31-2021	8,472,438.03
	UTD STATES TREAS 1.375% DUE 04-30-2021	1,549,943.66
	UTD STATES TREAS 1.375% DUE 09-30-2023	227,278.08
	UTD STATES TREAS 1.625% DUE 05-15-2026	130,550.00
	UTD STATES TREAS 1.625% DUE 06-30-2019	110,820.71
	UTD STATES TREAS 1.875% DUE 05-31-2022	1,458,170.91
	TSY INFL IX N/B TREAS BONDS 0.75% 02-15-2045	241,457.22
	UNITED STATES OF AMER TREAS BONDS 0.75 DEB TIPS 02-15-2042	374,702.15
	UNITED STATES OF AMER TREAS NOTES INFLATION INDEX 0.125 NTS 07-15-2024	320,012.42
	UNITED STATES TREAS BDS TSY INFL IX N/B 02-15-2046	81,953.68
	UNITED STATES TREAS NTS DTD 04/15/2016 04-15-2021	1,056,446.84
	UNITED STATES TREAS NTS TIPS .375 07-15-2023	2,263,552.61
	US TSY INFL IX TREAS BD 0.625 01-15-2024	664,090.54
	QUEBEC PROV CDA GLOBAL NOTES 2.75% DUE 08-25-2021 BEO	1,294,328.12

	TOTAL UNITED STATE TREASURIES	139,201,189.55

	PENDING TRADES
	United States dollar - Pending trade purchases	(2,883,367.30)
	United States dollar - Pending trade purchases	(71,593.75)
	United States dollar - Pending trade sales	230,167.97
	United States dollar - Pending trade sales	8,976.56
	United States dollar - Pending trade sales	51,570.31

	TOTAL PENDING TRADES	(2,664,246.21)

	TOTAL ASSETS	3,158,514,479.71

*	Party in Interest
**	Historical cost is disclosed only for nonparticipant directed investments

33.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s 401k Plan (formerly known as the McDonald’s Corporation Profit Sharing and Savings Plan)

Dated: June 26, 2017	By:	/s/ David Carroll
	Name:	David Carroll
	Title:	Corporate Vice President – Global Total Rewards

34.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Crowe Horwath, LLP Independent Registered Public Accounting Firm

35.